UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 26 and 5)*

                         RIGGS NATIONAL CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
                       (Title of Class of Securities)

                                 766570105
                               (CUSIP Number)

                             Lawrence I. Hebert
                   Suite 300, 808 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-2130
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               April 15, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 766570 10 5                                      Page 2  of 6 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Joe L. Allbritton                          (b)  Barbara B. Allbritton
          S.S. No. ###-##-####                            S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA                                       (b)      USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)    10,424,489               (b)      1,732

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)     2,505,511               (b)      2,030,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)    10,424,489               (b)      1,732

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)     2,505,511               (b)      2,030,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)    12,930,000               (b)      2,031,732

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)  37.9%                      (b)      6.6%

14.  TYPE OF REPORTING PERSON
                    (a)   IN                        (b)      IN

THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(f)(1) AND SERVES AS AMENDMENT NUMBER 26 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 5 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to add:

         On April 15, 1998, Mr. Allbritton was granted an option under the Company's 1996 Stock Option Plan, which option expires ten years from the date of grant, to purchase 1,150,000 shares of Common Stock for $30.375 per share (the fair market value on the date of grant). They are immediately exercisable.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as of April 15, 1998 as follows:

         (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 12,930,000 shares of Common Stock, representing 37.9% of the outstanding Common Stock. Included in these shares are 3,504,000 shares which Mr. Allbritton has a right to acquire through exercise of stock options. See
Item 4.

         Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,031,732 shares of Common Stock.

         (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 10,424,489 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Of these shares, 3,504,000 are subject to options that are exercisable but that have not been exercised. Under SEC rules and regulations, Mr. Allbritton is deemed to be the beneficial owner of shares that he has a right to acquire beneficial ownership of presently or within sixty days. These options are part of the options granted by the Company under its stock option plans to purchase 3,604,000 shares of Common Stock for prices ranging from $9.88 to $30.375 per share. The remaining 100,000 shares are subject to options that are not presently (or within sixty days) exercisable; thus, these shares are not included in the total number of shares that Mr. or Mrs. Allbritton is deemed to beneficially own.

         In addition as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 2,505,511 shares of Common Stock, consisting of 475,511 shares owned by Allwin, 500,000 shares held by The Allbritton Foundation (the "Foundation"), 200,000 shares held by the Allbritton Art Institute (the "Institute") and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 475,511 shares of Common Stock (as to which Mrs. Allbritton disclaims ownership) with Allwin, the record and beneficial owner of such shares. Mr.

Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations. Mr. Allbritton shares the power to vote and the power to dispose of 500,000 of the shares of Common Stock with the trustees of the Foundation, a private non-profit Texas corporation organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. Two of the other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr.
Allbritton shares the power to vote and power to dispose of 200,000 shares of the Common Stock with the trustees of the Institute, a public charity organized under Texas law organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Institute are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

         Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 1,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership) and shares the power to vote and the power to dispose of 2,030,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton pursuant to arrangements described in
(c) below, 500,000 shares of Common Stock with the trustees of the Allbritton Foundation as described above, and 200,000 shares of Common Stock with the trustees of the Institute as described above.

         With regard to the Foundation and the Institute, neither the income nor the assets of either may inure to the benefit of, or be distributed to, any private individual, including their founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation and the Institute, as trustees of the Foundation and the Institute they may be deemed by applicable SEC rules and regulations to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation and the Institute will be made by the trustees of the Foundation and the Institute and such decisions must, by law, be made with regard to charitable interests. Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 500,000 shares of Common Stock owned by the Foundation and the 200,000 shares of Common Stock owned by the Institute.

         Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs Bank N.A. is one of three trustees.

         After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 37.9% of the outstanding Common Stock of the Company, or of 35.9% if the shares owned by the Foundation and the Institute are excluded.




501322.03

         After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 6.6% of the outstanding Common Stock of the Company, or of 4.4% if the shares owned by the Foundation and the Institute are excluded.

         (c) During the sixty (60) days prior to April 15, 1998, the Foundation and the Institute made the following sales through brokerage transactions:


PERSON          DATE          NUMBER OF SHARES               PRICE

Foundation    02/19/98             20,000                    27.000
Foundation    03/02/98              1,000                    27.125
Foundation    03/02/98              9,000                    27.000
Institute     03/05/98              4,000                    27.125
Institute     03/05/98              4,000                    27.108
Institute     03/05/98              1,000                    27.000
Institute     03/05/98              1,000                    27.063
Institute     03/05/98             24,000                    27.021
Institute     03/11/98              4,000                    27.000
Institute     03/12/98              2,500                    27.000
Institute     03/13/98              4,000                    27.000
Institute     03/16/98             55,500                    27.000
Foundation    03/16/98             24,000                    27.000
Foundation    03/16/98              1,000                    27.125
Foundation    03/17/98              5,000                    27.000
Institute     03/31/98             10,000                    28.000
Institute     04/01/98             14,000                    28.000
Institute     04/01/98              1,000                    28.063
Institute     04/02/98             20,000                    28.000
Institute     04/02/98              5,000                    28.125
Institute     04/03/98             15,000                    28.000
Institute     04/06/98             35,000                    28.000



         (d)      No change.

Item 7.           EXHIBITS.

         l.       Option agreement relating to option granted April 15, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  June 30, 1998


                                                  /s/ Joe L. Allbritton
                                                      Joe L. Allbritton

                                                  /s/ Barbara B. Allbritton
                                                      Barbara B. Allbritton

                    RIGGS NATIONAL CORPORATION
               NONQUALIFIED STOCK OPTION AGREEMENT


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1996 Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, and as approved by the Non-Employees Directors Committee, the Corporation hereby grants to Joe L. Allbritton (the "Optionee") of the Corporation and its subsidiaries (collectively, "Riggs") the option to purchase 1,150,000 shares of the Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $30.375 per share, subject to adjustment as provided in the Plan. This option is intended to be a NONQUALIFIED STOCK OPTION.

100% of this option shall vest and become exercisable on the date of the grant, April 15, 1998.

Subject to earlier termination, this option shall be for a term commencing on April 15, 1998 and ending one day prior to ten (10) years from such date. Subject to the terms of the Plan, shares subject to option shall be exercisable in full or in part during the entire remaining term of this option. In the event the Optionee terminates employment from Riggs, subject to earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise the option shall expire three (3) months after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise this option shall expire one year after the Optionee's death. This option shall be exercisable in the manner specified in the Plan.

Pursuant to the direction of the Non-Employee Directors Committee as authorized by Section 6(f) of the Plan, this option is transferable by the Optionee.

By signing a copy of this Agreement, the Optionee hereby accepts this option and agrees to be bound by the terms and conditions of this Agreement and the Plan, including those terms and conditions which may limit his eligibility to exercise this option.

Dated as of: April 15, 1998


      Accepted:                         Riggs National Corporation




     /s/ Joe L. Allbritton         By:   /s/ Timothy C. Coughlin
         Joe L. Allbritton                   Timothy C. Coughlin
        April 16, 1998